May 4, 2009

US Securities & Exchange Commission
Attn: Brian R. Cascio, Accounting Branch Chief
450 Fifth Street N.W.
Washington, D.C.  20549-0306

Re: Biophan Technologies, Inc.
Form 10-K for fiscal year ended February 29, 2008
Filed June 13, 2008
File No. 000-26057

Dear Mr. Cascio,

This letter is in response to your comment letter dated April 3, 2009, our response letter dated April 16, 2009 and our subsequent telephone conversation on April 22, 2009, specifically concerning Biophan Technology Inc.’s  accounting treatment of the sale of intellectual property to Medtronic, Inc. on October 2, 2007.  Please note "we", “our”, “ us”, or ”Company “ means Biophan Technologies, Inc.

In summary, Biophan wishes to amend its accounting treatment of the $11,000,000 sale of intellectual property to Medtronic, Inc.  The following outlines our rationale and a proposal for implementing this change, beginning with our Form 10-K filing for the twelve month period ended February 28, 2009.

As a matter of background, during the fiscal year ended February 29, 2008 Biophan Technologies, Inc. sold a portion of its portfolio of patents related to proprietary technology that prevents implantable cardiac pacemakers and other critical and life-saving medical devices from being affected by magnetic resonance imaging (“MRI”) to Medtronic, Inc. for $11,000,000.  At the time, the Company consulted the FASB Concept Statement 6, “Elements of Financial Statements - A Replacement of FASB Concepts Statement No. 3 (Incorporating an Amendment of FASB Concepts Statement No. 2)” to determine whether this transaction should be reported as revenue or as a gain on sale, as a component of “other income.”  The Company concluded (erroneously) that the transaction was within the scope of “…other activities… that constituted the entity’s ongoing major or central operations” (an excerpt from the definition of revenue) rather than a gain on sale “… from peripheral or incidental operations.”  Despite the fact Biophan stated in its “principal business activities” section of the footnotes to its consolidated financial statements that its “… primary mission is to develop and commercially exploit technologies … including the creation, protection and sale of intellectual property,” this transaction was more  analogous to the sale of a piece of equipment.  We understand from our discussion on the April 22, 2009 that the Commission feels this transaction would have been more appropriately classified as a gain on sale of intellectual property, as a component of other income and expenses.  Therefore, based on this feedback and upon further consideration of FASB Concept Statement 6, the Company wishes to amend its accounting for this transaction.  That is, to reclassify the transaction from revenue to a line-item called “gain on sale of intellectual property” in the other income and expense section of the consolidated statements of operations.

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009 & April 22, 2009 Telephone Conversation	Page 1 of 2

In terms of implementing this change, Biophan feels that this change in presentation is more closely related to a reclassification of items previously presented in the financial statements rather than a correction of an error in the application of accounting principles or a misstatement as discussed in Staff Accounting Bulletin No. 108.  In our case, the proposed adjustment has no impact on EPS, net income, retained earnings or any other quantitative factor discussed in Staff Accounting Bulletin No. 108 and therefore is viewed as a immaterial misstatement as discussed in Staff Accounting Bulletin No. 99.   We also believe the qualitative aspects of the prior filings were not impaired as a result of reporting this transaction as revenue because it was limited to a single transaction that was fully explained in a number of places in the document, including footnote numbers 5 and 13 “intangible assets” and “sale of intellectual property,” respectively.    Therefore, we would like to propose that this change be reflected on a prospective basis, beginning with the annual form 10-K for the period ended February 28, 2009, including enhanced footnote disclosure explaining the Company’s accounting policy related to the sale of intellectual property that highlights the reclassification.

We hope the Commission concurs with our conclusions and look forward to receiving your feedback.

In connection with our responses to your comments above, we acknowledge the following:
•	Biophan Technologies, Inc. (“Biophan”) is responsible for the adequacy and accuracy of the disclosures in our filings,
•	Your comments or any changes we make in response to your comments do not foreclose the Commission from taking any action with respect to our filings, and
•	Biophan cannot assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you for your time and your review of our Company filings.  Should you require any further clarification or have comments on the enclosed, please don’t hesitate to contact me at (585) 267-4821 or meg@biophan.com.

Sincerely,

/s/ Margaret V. Russell

Margaret V. Russell
Chief Financial Officer

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009 & April 22, 2009 Telephone Conversation	Page 2 of 2